EXHIBIT 11. STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

(Unaudited)

Eli Lilly and Company and Subsidiaries

	Three Months Ended
	March 31,
	2005	2004

BASIC
Net income	$736.6	$400.4

Average number of common shares outstanding	1,086.6	1,080.3
Contingently issuable shares	.3	—

Adjusted average shares	1,086.9	1,080.3

Basic earnings per share	$.68	$.37

DILUTED
Net income	$736.6	$400.4

Average number of common shares outstanding	1,086.6	1,080.3
Incremental shares – stock options and contingently issuable shares	2.6	6.7

Adjusted average shares	1,089.2	1,087.0

Diluted earnings per share	$.68	$.37

Dollars and shares in millions except per-share data.